Exhibit 99.1

REPORT ON MATERIAL INFORMATION

“ON DIVIDENDS DECLARED ON ISSUER’S SECURITIES”

1.                              General Information

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.                              Material Information

2.1.                      Type, category and other identifications of securities: preferred shares; ordinary shares.

2.2.                      State registration number of securities issue, date of state registration: preferred shares (№2-01-00124-A dated September 09, 2003), ordinary shares (№1-01-00124-A dated September 09, 2003).

2.3.                      Registration authority: Russian Federal Commission for Securities Market (“FCSM”)

2.4.                      Issuers’ body, which resolved to declare dividends: Annual General Shareholders’ Meeting of OJSC Rostelecom upon the results of 2008.

2.5.                      Date of resolution on declaration of dividends: May 30, 2009

2.6.                      Date of minutes of shareholders’ meeting, on which declaration of dividends was resolved: June 11, 2009

2.7.                      Total amount of dividends declared on shares:

•          Preferred shares — RUB 707,222,370.32

•          Ordinary shares — RUB 1,414,399,557.12

Amount of dividends declared per one share:

•          Preferred share — RUB 2.9124

•          Ordinary share — RUB 1.9410

2.8.                      Form of dividends declared on issuer’s securities (money, other assets): money

2.9.                      Date on which obligation to pay dividends is due or, in case if obligation to pay dividends should be fulfilled during certain period of time — date of expiry: October 31, 2009.

2.10.                Total amount of dividends paid on issuer’s securities:

•          Preferred share – RUB 0

•          Ordinary share – RUB 0

3.                              Signature

3.1.                      Deputy General Director –

Finance Director	s/s	Anton A. Khozyainov

3.2.                     Date: June 15, 2009.